Exhibit 1

Capital Product Partners L.P. Increases Cash Distribution

Athens, Greece, January 28, 2008 -- Capital Product Partners L.P. (Nasdaq: CPLP) today announced that its board of directors has declared a cash distribution of $0.395 per unit for the fourth quarter ended December 31, 2007.

This represents an increase from the previous cash distribution of $0.385 per unit which was paid for the period from June 30, 2007 to September 30, 2007. The minimum quarterly distribution at the time of the IPO was set at $0.375.
The cash distribution for the fourth quarter is payable on February 15, 2008, to unitholders of record on February 5, 2008.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of product tankers. The Partnership owns 13 modern product tankers, including 12 Ice Class 1A medium-range tankers and one small tanker, and has an agreement to purchase three additional MR product tankers from Capital Maritime & Trading Corp. All 16 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts, including statements regarding the increase in our distributions, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contacts:
Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com

Merete Serck-Hanseen
SVP Finance
Capital Maritime & Trading Corp.
+12035396273
mserckhanssen@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com